Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Z0cal Inc
16321 Gothard St. STE C
Huntington Beach, CA 92647-8026
zocalicecream.com

Up to $249,999.75 in Common Stock at $0.63
Minimum Target Amount: $9,999.99

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Z0cal Inc
> **Address:** 16321 Gothard St. STE C, Huntington Beach, CA 92647-8026
> **State of Incorporation:** DE
> **Date Incorporated:** December 19, 2019

Terms:

Equity

Offering Minimum: $9,999.99 | 15,873 shares of Common Stock
Offering Maximum: $249,999.75 | 396,825 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.63
Minimum Investment Amount (per investor): $299.88

<u>COVID Relief</u>

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 +) A Gift-Pack of 6 pints of our delicious ice creams

Tier 2 perk - ($1000 +) A Gift-Pack of 6 pints of our delicious ice creams + a Limited edition silver-plated engraved spoon to enjoy it with

Tier 3 perk - ($5,000+ 5% bonus shares) 12 pint Ice Cream Sampler + Founder Call: Receive a Gift-Pack of 12-pint ice creams + a silver-plated engraved spoon to enjoy it with + a Personal Thank you call from our founder

Tier 4 perk - ($10,000+ 5% bonus shares) Become an Influencer! Receive a special discount code for 10% discount that your social media followers can use and you get 5% cash back from every purchase they make using your code! as well as Receive a Gift-Pack of 6-pint ice creams with a gold-plated engraved spoon to enjoy it with!

Tier 5 perk - ($25,000+ 10% bonus shares) Ahead of the Pack + a Trip to Meet the team: Receive a shipment of new flavor and product launches 2 weeks before Launch, Always be one step ahead! Receive two Gift-Packs of 6-pint ice creams + a gold-plated engraved spoon to enjoy it with! On top of that, get a trip to meet our team in Surf City aka Huntington Beach, CA (15 miles from Disneyland and 5 min from the beach). Trip includes airfare for 2 and 2-night accommodation (available only for travel within the continental United States).

Tier 6 perk - ($50,000+ 15% bonus shares) Your Own Flavor!!: We will create a limited edition Flavor inspired by you and Name it after you, become Immortalized in Ice Cream! Receive a 4 Gift-Packs of 6-pint ice cream with a gold-plated engraved spoon to enjoy it with!

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Z0Cal Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stocks at $0.63/ share, you will receive and own 110 shares for $63. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

General Background

The Company is founded and managed by Experienced and Award-Winning Food Scientists and Entrepreneurs with Decades of Experience Working with the Top Food Companies in The World and in Developing and Launching Winning Brands and Businesses.

We believe our Company is one of the World's Fastest Growing and Best Tasting Ultra-Low Z0Cal, Fat, Sugar and Carbs Brand in The World.

Our Products & Business Model

Our Company Sells one of the World's first and Only All Natural Ultra-Low Calorie, Fat, Sugar, and Net Carb Ice Cream and Frozen Desserts.

Our products are currently manufactured by an affiliate company and all the ingredients are sourced from established suppliers in the US.

We sell products directly to consumers through our retail website and distribute on wholesale level to local grocery stores in California and New York.

The Tech Behind Our Products

Our Company Has Developed a new Formulation Technology that allows us to produce Full Dairy Flavor Ice Cream and Frozen Desserts using a tiny fraction of current Dairy Usage Levels and creating some of the First Fully Sustainable (Environmental and Healthwise) Dairy Frozen Items along with Highly Sustainable Non-Diary Plant-Based Offerings.

These are a set of proprietary formulations and ingredient combinations that enable us to uniquely produce our products.

Competitors and Industry

The Current Ice Cream industry is large and growing with near $13,700,000,000.00 in annual sales in the US (Mintel Market Research 2019-2020 Report). The industry is currently concentrated in the hands of a few big players including Unilever, Nestle, and Wells.

However, to the best of our knowledge, these companies do not produce Ultra-low cal ice cream, specifically none in the sub-100 calories per pint category that we are in. Our closest competitor would be Arctic Zero, but their produces includes significantly more calories and sugar than our products.

Furthermore, based solely on founders' experience working for some of the largest food companies in the world, we realized that the major player focused on the same unhealthy products for numerous reasons including they can't find effective, natural solutions to the elimination or reduction of sugar and fat which not only are the main sources of the "unhealthiness" of Ice Cream and Frozen Dessert.

Current Stage and Roadmap

Current Development

We are an early-stage company that started in 2020 and in the best of interests of the company, the CEO entered the Company into an incubation arrangement whereby an affiliate, New Direction Foods (NDF), provided certain services related to the development, management, sales, advertising, sourcing, production, and distribution of the company's products, in exchange for the company's net revenue.

As of September 11, 2020, the incubation arrangement has been terminated, but NDF continues to provide such service as a third-party contractor in return for a favorable rate.

Current Line of Product

Our phase one products (Ultra-Low Dairy Lite Ice Cream, No-Allergen Plant Based Ice Creams, Lite Sorbet) Launched in late April and have grown in spite of being launched at the peak of the pandemic.

Initially, we aimed to just launch locally online as we had passed the traditional re-set for retailers but instead, we have grown both online and offline with more and more retailers coming online and new distribution partners inking contracts all with virtually no marketing spend.

Repeat purchases by customers have been excellent and have reinforced the need to get products in more people's hands and make them affordable price-wise to have people try; we see that when people try they come back again and again (The Macros Bring Them In But the taste Keeps Them Coming Back).

RoadMap

If we are successful in raising funds, our plans are to increase our outreach online and offline to make more people aware of our products on the one hand and get our products in more stores on the other to make the products more accessible and affordable.

We plan to utilize a portion of the funds to engage proven sales drivers such as Google

Ads and Facebook ads to drive awareness and purchase. We also plan to work with manufacturing partners to enhance our production capabilities and so we can provide more funding for reinvestment in marketing and growing sales.

One of the main attractions of our proprietary formula is that it can be utilized to produce virtually every kind of frozen dessert and novelty and we plan in phase two to launch more novelty items such as ice cream bars, sandwiches, and zero-calorie popsicles (in development). In addition, we plan to launch ultra-low calorie, fat, sugar, and carbs supporting products such as sauces, toppings, and snacks (already in development).

In Phase Three, we plan to launch and franchise Scoop Shops that utilize our proprietary formula.

The Team

Officers and Directors

Name: Dr. Jareer Abu-Ali

Dr. Jareer Abu-Ali's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Chairman of the Board
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Manage day to day operations and develop and implement company strategy. His salary is $100,000 and currently being paid from NDF. He intends to have his salary paid from the company once the funds are raised.

- **Position:** Treasurer
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Keep track of company finances

Other business experience in the past three years:

- **Employer:** New Direction Foods Inc.
  Title: CEO
  Dates of Service: June 27, 2012 - Present
  Responsibilities: Manage Strategic operations of company

Other business experience in the past three years:

- **Employer:** Tangent Foods International Limited
  Title: Majority owner and CEO
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Manage Strategic operations of company holdings

Name: Dr. Puntarika Ratanatriwong

Dr. Puntarika Ratanatriwong 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Represent shareholders and help steer company strategic plans.

- **Position:** Director of R&D and QA
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Manage Research and Development and Quality operations.
  Her salary is $51,000 and currently being paid from NDF. She intends to have her
  salary paid from the company once the funds are raised.

Other business experience in the past three years:

- **Employer:** Naresuan University
  Title: Professor
  Dates of Service: June 01, 1995 - Present
  Responsibilities: Research and Teaching

Other business experience in the past three years:

- **Employer:** Asean American Industrial Food Consulting Center
  Title: Coordinator
  Dates of Service: January 13, 2013 - Present
  Responsibilities: Liaison between center and industry and government

Name: Mr. Rajesh Naidu

Mr. Rajesh Naidu's current primary role is with Saieast Incorporated . Mr. Rajesh
Naidu currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Represent shareholders and help steer company strategic plans.
  He does not have a salary.

Other business experience in the past three years:

- **Employer:** Saieast Incorporated
  Title: Managing Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Manage day to day and strategic investments

Name: Mr. Douglas Clayton

Mr. Douglas Clayton 's current primary role is with Leopard Strategic Investment Fund, (Leopard Cambodia Fund), (The Leopard Group. Mr. Douglas Clayton currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Observer Board Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Represent shareholders and help steer company strategic plans. He does not have a salary.

- **Position:** Board Secretary
  Dates of Service: December 19, 2019 - Present
  Responsibilities: record minutes and resolutions and distribute

Other business experience in the past three years:

- **Employer:** Leopard Strategic Investment Fund, (Leopard Cambodia Fund), (The Leopard Group
  Title: Managing Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: Manage day to day operations and strategic investments and acquisitions

Other business experience in the past three years:

- **Employer:** New Direction Foods Inc.
  Title: Director
  Dates of Service: May 01, 2015 - February 01, 2020
  Responsibilities: Board of Director

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stocks should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stocks purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in ice cream industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stocks in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current sales are based on selling Ultra-Low Dairy and Plant-Based frozen desserts and associated products. Our revenues are therefore dependent upon the market for frozen desserts and associated products.

Minority Holder; Securities with Voting Rights
The Common Stocks that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products , or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Z0Cal Inc was formed on 12/12/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any stock once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the stocks.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that Z0Cal Ice Cream and Frozen Desserts are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our pending intellectual property, find prior art to invalidate it, or render the pending patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our pending trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our pending trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our pending trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our pending trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our pending intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our pending trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product or the use of the ingredients the product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Tangent Foods International Limited	6,000,000	Common Stock	92.05

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 396,825 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,518,536 outstanding.

Voting Rights

Holders of these stock have a right to vote at shareholders meetings to elect a board of directors that sets corporate policy; one vote per share.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stocks of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $165,000.00
  Number of Securities Sold: 371,505
  Use of proceeds: First Launch expenses (ingredients, materials, manufacturing, shipping...etc) and operating Capital
  Date: March 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 147,035
  Use of proceeds: Operating Capital and to hire dedicated accountant
  Date: August 07, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00

Number of Securities Sold: 79,365
Use of proceeds: - Use of Funds : Growth and Operating Capital Injection from Founders
Date: September 29, 2020
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company was formed and spun off as a separate company in January 2020. We were previously been incubated by our affiliate, but we are currently selling products and have begun generating income and is growing every month.

Foreseeable major expenses based on projections:

The major expenses we expect will be Salaries, Sales expenses and Marketing and, in the case of online sales, Shipping.

We have been very fortunate that the product has been received so well by retailers that current retailers have asked for little or no slotting fees; we expect that to change as we grow nationally and into larger retail chains where these kinds of fees are standard.

One of these big tools that we have successfully been implementing to grow our distribution rapidly while cutting on distribution cost has been the use of our branded freezers, we anticipate costs related to acquiring and placing these freezers. We having excellent repeat and adoption rates once the consumers are aware of the product and have a chance to try the products and as such, one of our biggest expenses will be in online advertising and in-store demos and advertising to drive trial.

Future operational challenges:

Our biggest operational challenges will be to continue to rapidly expand distribution (internally and externally) to keep with the current rapid rate of growth. We expect to need outside manufacturing partners as we expand beyond the capacity of our current manufacturing facilities and expand around the country. If we outgrow our affiliate's manufacturing limit and we need to go to outside to a different co-packer, our production costs may go up (depending upon volume and negotiated rates).

Future challenges related to capital resources:

Depending upon the amount final raise amount, cash flow, growth rate, market forces, and distribution growth, we will reassess the financial situation within 3 months of receiving the funds to assess if a further fundraising is required. We were previously incubated by our affiliate and may need to cover such costs independently moving forward if sufficient capital is not raised. The company has no debt today and has revenue and if needed can seek out loans to bridge through shortfalls.

Future milestones and events:

Our biggest goals and milestones are related to distribution and gross income. For distribution, while maintaining our velocities in the current ranges, the major milestones are at the 200, 400, 800, and 1000 store marks and or Achieving >25% ACV in California. For Gross income reaching the benchmarks of $600,000 and $1MM for the leading 12 months of sales will a key milestone.

Getting placement at a major retailer such as Kroger, Albertsons or Walmart will be pivotal events. One particular retailer of importance for us is Whole-Foods, not necessarily because of its volume or customers but rather that its relationship with Amazon would give us a unique opportunity to significantly expand our online sales and reach while significantly reducing the fulfillment costs

Another major milestone would be the launch of our Micro-Distribution plan where we use a network of small stores, restaurants, cafes..etc in combination with home delivery services such as Grubhub, Uber-Eats...etc to create a network of micro frozen warehouses and direct short distance, short time, low-cost delivery to increase access to the products through online sales

As we expand to larger and larger retailers, slotting fees may become required; these have typically ranged in our experience in past companies from a free case of product per store to 50$ per store. they are one time fees and are typically not paid with cash upfront but rather with bill backs on product purchases by the retailer.

As distribution expands, we may need to contract larger and larger distribution companies. These companies normally add 15-25% on top of our wholesale price to the price they charge the retailer, this may require us to lower our selling price to make sure the final price to the retailer (and ultimately the consumer) remains competitive.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have cash on hands. We have no debt and we do have major high-value investors that can provide emergency financing if needed. If needed, we will seek other sources of financing such as lines of credit or VC funding. The main costs for the company, in that case, would be salaries and top management have indicated a willingness to defer their pay till the company has funds in that contingency.

Those available to any company, borrowing (private, SBA) and investment, we are in a worse or better position in this regard to any company in our position.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our major financial resources are from sales of products and investment financing that will provide a runway to breakeven.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We currently have funds to operate. The funds from the raise will be used to grow the company and get us to profitability quickly. The company can still operate for a period if this fundraise fails through product sale

The company also has a contingency plan to operate as a virtual company by outsourcing its main functions such as sales, manufacturing and marketing to third-party brokers, contract manufacturers and marketing firms.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

With the minimum raise, cash on hand, and revenue, we would be able to operate the company for and estimated 2-6 months.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum raise, cash on hand, and revenue, we would be able to operate the company for and estimated 12 - 24 months depending on the amount raised.

The goal is of course to use these funds to grow sales and revenue and breakeven before that time.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our goal is to reach breakeven and then profitability as quickly as possible. Any future fund raises would hopefully be only used to accelerate growth. If further funding is required we may seek it through further crowd funding, VC funding and or debt, but there is currently nothing planned.

Indebtedness

- **Creditor:** New Directions Food Inc.
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  The amount owed to an affiliate as a result of a former incubation arrangement. It is currently estimated to be between 15,000-$20,000.

Related Party Transactions

- **Name of Entity:** New Direction Foods Inc.
  Names of 20% owners: Jareer Abu-Ali
  Relationship to Company: Affiliate
  Nature / amount of interest in the transaction: Assisting in operations of Z0Cal
  Material Terms: NDF handles all management, sourcing, purchasing, manufacturing, logistics, shipping...etc in exchange Z0Cal transfers all its revenue to NDF while under incubation, that revenue goes to pay for specific expenses including COGS, shipping and legal. The founders have provided $130,000 cash to our affiliate company NDF to use as credit to charge development, management, startup, salaries, launch and incubation costs for Z0cal against as NDF incubated Z0Cal in its early phase

- **Name of Entity:** New Direction Foods Inc.
  Names of 20% owners: Jareer Abu-Ali
  Relationship to Company: Affiliate
  Nature / amount of interest in the transaction: Company owes NDF an estimated $15,000-$20,000 due for prior products produced, start-up expenses paid for by NDF, and unreimbursed third party expenses in addition to yet unbilled third party fulfillment expenses.
  Material Terms: There is no maturity date.

- **Name of Entity:** New Direction Foods Inc.

Names of 20% owners: Jareer Abu-Ali
Relationship to Company: Affiliate
Nature / amount of interest in the transaction: NDF will to provide services such as co-packing and ingredient sourcing as a third party contractor in return for a favourable rate.
Material Terms:

Valuation

Pre-Money Valuation: $4,106,677.68

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

The estimated average of The Valuation was determined based on the company performance compared to market performance and past case studies in the industry. The company set its valuation internally, without a formal-third party independent evaluation.

We have considered the following:

A- Z0Cal through its latest full quarter of operation had an estimated velocity of 10-30 units per store per week compared to the estimated national average of 3 units per store per week (IRI 2017 industry report) even though we have substantially smaller ACV selling in small stores.

B- The company witnessed significant growth in both overall unit sales and distribution from April to July even though we spent little to no marketing dollars.

C- We are in the fastest-growing segment of the industry (Non-Diary and Plant-Based) which has grown at an astonishing 13% CAGR (Global Market Insights 2020 report) compared to the overall growth rate of the category estimated at around 2.83% (Businesswire July 2020). Our products have almost all the benefits of any of the healthy ice cream brands but few to none of the negatives while having a superior taste.

D- Unlike the vast majority of early-stage companies, we were being incubated by our affiliate, a company that is an experienced contract manufacturer for frozen desserts with vast experience working with companies of all sizes. The arrangement allows us to have reduced production costs based on favorable rates and access to discounted ingredients as our affiliate purchases in large bulks for other companies that it serves.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.99 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  pay for online ads and promotions to help drive awareness and purchase

- *Working Capital*
  30.0%
  help pay for salaries, overhead, and other production, sales and operation expenses

- *Sales, Merchandising and Merchandising Equipment*
  20.0%
  We Want to use the proceeds to purchase and place branded display sales freezers at checkouts at a target of 200-800 store for the first year similar to the ones in the attached file

- *Inventory*
  26.5%
  We aim to maintain a running projected safety on-hand stock of ingredients, materials and finished goods

If we raise the over allotment amount of $249,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Increase online advertising to drive awareness and customer acquisition. Use services such as Google Ads and Facebook advertising more aggressively. Increase spend on influencer marketing

- *Research & Development*
  4.0%
  develop more flavor offerings in phase one and introduce seasonal in and out products, grow the innovation pipeline and set the stage for phase 2 and continue to improve the product taste, quality and nutritional values

- *Company Employment*
  40.0%
  take over salary expenses from incubating company and hire more sales reps

- *Operations*
  15.0%
  take over rent and overhead expenses from incubating company

- *Working Capital*
  7.5%
  Working Capital expenses as growth continues and in case revenue doesn't exceed liabilities in this early growth phase

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at zocalicecream.com (zocalicecream.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/z0cal-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Z0cal Inc

[See attached]

I, Dr. Jareer Abu-Ali   (Print Name), the   CEO   (Principal Executive Officers) of   Z0Cal Inc   (Company Name), hereby certify that the financial statements of   Z0Cal Inc   (Company Name) and notes thereto for the periods ending Jan 01 2020   (beginning date of review) and August 31 2020 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2020 the amounts reported on our tax returns were total income of $ N/A   ; taxable income of $ N/A and total tax of $ N/A   .

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the September 30th 2020 (Date of Execution).

_____Jareer Abu-ali (Signature)

_____CEO_____(Title)

_____09/30/2020_____(Date)

Z0Cal Inc

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
August 31, 2020

Z0Cal Inc
Index to Financial Statements
(unaudited)

Pages

Balance Sheets as of August 31, 2020   1

Statements of Operations for the years ended August 31, 2020   2

Statements of Stockholders' Equity for years ended August 31, 2020   3

Statements of Cash Flows for the years ended August 31, 2020   4

Notes to the Financial Statements   5

Z0CAL INC
BALANCE SHEETS
August 31, 2020
(unaudited)

Z0Cal Inc
Balance Sheet
As of August 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bank Of America	11,108.25
Line of Credit	130,000.00
Nova Bank (6723)	16,790.80
Total Bank Accounts	$ 157,899.05
Accounts Receivable	
Accounts Receivable (A/R)	82.80
Total Accounts Receivable	$ 82.80
Other Current Assets	
Display Freezers	3,400.00
Total Other Current Assets	$ 3,400.00
Total Current Assets	$ 161,381.85
TOTAL ASSETS	$ 161,381.85
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	74,866.77
Total Accounts Payable	$ 74,866.77
Total Current Liabilities	$ 74,866.77
Total Liabilities	$ 74,866.77
Equity	
Owner's Investment	130,000.00
Retained Earnings	
Net Income	-43,484.92
Total Equity	$ 86,515.08
TOTAL LIABILITIES AND EQUITY	$ 161,381.85

Notes:
Founder's investments were paid into the accounts of the Affiliate doing the incubation (New Direction Foods Inc (NDF)) to be used as a credit to charge startup, launch and incubation and launch costs against

Z0CAL INC

STATEMENTS OF

OPERATIONS

FOR THE YEARS ENDED August 31, 2020

(unaudited)

Z0Cal Inc

Profit and Loss

January - August, 2020

		Total
Income		
Local Sale		6,547.05
Online Sales		43,972.12
Total Income	$	50,519.17
Cost of Goods Sold		
Cost of Goods Sold		10,353.28
Total Cost of Goods Sold	$	10,353.28
Gross Profit	$	40,165.89
Gross Profit Margin		79.51%
Expenses		
Advertising & Marketing		9,740.68
Bookkeeping Fees		375.00
Design & Website		2,244.88
Discount		137.32
One Time PR - LA Press		5,000.00
One Time Sample, Marketing and pre-3PL Fulfillment & Shipping to support launch while 3PL contract finalized		26,773.27
Other Business Expenses		365.96
Salaries		35,568.70
Subscription and Internet		582.00
Taxes & Licenses		2,863.00
Total Expenses	$	83,650.81
Net Operating Income	-$	43,484.92
Net Income	-$	43,484.92

Notes:

Owners investment were paid into the accounts of the Affiliate doing the incubation (New Direction Foods Inc (NDF)) to be used as a credit to charge startup, launch and incubation and launch costs against

3PL fulfillment charges have not been invoiced by third party yet They are estimated to be in the single digit thousands per month starting July

Z0CAL INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED August 31, 2020
(unaudited)

Statement of Changes in Shareholder Equity
January - August, 2020

	Total
Jan 01 2020	-
Owners Investment	130,000.00
Net Income	(43,484.92)
Dividens	-
Repurchase of shares	
Gains from Foreign Currency (net of Tax)	
Loss from Fair Valuing investments (net of Tax)	
August 31 2020	$ 86,515.08

Notes:

Owners investment were paid into the accounts of the Affiliate doing the incubation (New Direction Foods Inc (NDF)) to be used as a credit to charge startup and incubationand launch costs against

Incubation Period ended in september 2020

Z0CAL INC

STATEMENTS OF

CASH FLOWS
FOR THE YEARS ENDED August 31, 2020
(unaudited)

Z0Cal Inc
Statement of Cash Flows
January - August, 2020

		Total
OPERATING ACTIVITIES		
Net Income		-43,484.92
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-82.80
Display Freezers		-3,400.00
Accounts Payable (A/P)		74,866.77
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	71,383.97
Net cash provided by operating activities	$	27,899.05
FINANCING ACTIVITIES		
Owner's Investment		130,000.00
Net cash provided by financing activities	$	130,000.00
Net cash increase for period	$	157,899.05
Cash at end of period	$	157,899.05

NOTE 1 – NATURE OF OPERATIONS

Z0CAL INC was formed on December 19, 2019 ("Inception") in the State of <u>Delaware</u>. The financial statements of Z0CAL INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are Located in Huntington Beach, CA.

Z0cal Inc, has developed and launched in the market what we believe to be the World's First and Only Zero and Ultra-Low Calorie, Sugar, Fat and Net Carbs Lite Ice cream and Frozen Desserts! With a maximum Calories per pint of approx. 100Cal and a minimum of approx. Zero Calories with very little sugar, fat or Net Carbs, we believe this establishes a new category in the frozen dessert segments that fits almost every diet (Keto to Low Fat), taste and lifestyle without relying on the actual diet itself for its efficacy. Available in Ultra-Low Dairy and Plant based versions, it is analogous to Diet Coke or Coke Zero in the Beverage Segment where the consumer can enjoy it without thought or guilt. The products are not only amazingly healthy, they are highly sustainable and come with high margins that promise to grow as scale grows. The products use simple, traditional ingredients and can be manufactured using traditional ice cream making methods thus supporting rapid expansion and growth. This has been verified by the rapid growth in Sales, Placement, and Sales Velocities even though the products launched during the peak of COVID crisis lockdown.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from   Sale of Products when (a)

persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and_state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company Currently has no Outstanding Debt other than a projected $15-20K estimated to the Affiliate for incubation costs.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001. As of August 31st 2020 the company has currently issued 6,518,568 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company Founders Have provided $130,000 Cash to our Affiliate Company New Direction Foods Inc to use as credit to charge Development, Management, Startup, Salaries, Launch and Incubation Costs for Z0Cal Inc against as NDF incubated Z0Cal in its early phase

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through August 31, 2020, the issuance date of these financial statements. The Following Events are worthy of note:
1- Incubation Period ended in September 2020
2- Founders added an investment of $USD 50,000 for growth and operating capital at the same terms as outlined in the offering
3- The company signed a distribution contract with a major distributor in Southern California
4- 3PL fulfillment charges have not been invoiced yet, we expect them to be in the single digit thousands per month from July on and in line with the industry norms.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Z0cal Inc

Ultra-Low Calorie Frozen Desserts





Z0Cal Inc
THE WORLD'S FIRST & FASTEST GROWING
ULTRA-LOW CALORIE ICE CREAM

Website · Huntington Beach, CA · FOOD & BEVERAGE · TECHNOLOGY

$55,008 raised

70 Investors	**$4.11M** Valuation
$0.63 Price per Share	**$299.88** Min. Investment
Common Shares Offered	**Equity** Offering Type
$250K Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Z0Cal is making a difference, one pint at a time. Our mission is to upend the myth that people have to compromise what they love to eat to stay healthy, including everyone's favorite sweet treat -- ice-cream. Z0Cal™ was founded by award-winning food scientist, Dr. Jareer Abu-Ali. After spending over twenty years working with the world's largest food companies, he launched Z0Cal to take negative health implications out of desserts while retaining all the delicious indulgences we all deserve.



Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Creating the world's first and fastest growing zero-calorie, sugar, fat & net carb frozen desserts with natural premium ingredients that uniquely fits every diet so that no ice-cream lover ever has to compromise on their health for a decadent treat again.
- In 2020, the U.S. Ice Cream Market rises at $13.7 billion, as plant-based and healthy ice creams grow in popularity.
- Featured as a new healthy frozen dessert brand at Food Business News, Yahoo

Bonus Rewards

Get rewarded for investing more into Z0cal Inc

$299+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus

- Featured as a new healthy frozen dessert brand at Food Business News, Yahoo Finance, Donna Drake Show on CBS, STAC3D, Spoon University, Trend Hunter, HYPE Magazine, Fruit Processing, Food Packaging and Progressive Grocer.

"Zero-calorie, natural frozen desserts for enjoying life uncompromised"

OVERVIEW

We want to make a global difference, one frozen treat at a time

Here at Z0Cal, we want to make a difference in our customer's lives by providing a sweet, indulgence experience that puts their health first. We create keto-friendly, zero-and-ultra-low calorie, sugar, fat and net-carb frozen desserts with mouthwatering, natural flavors so no ice-cream lover ever has to compromise on their health for a cold treat again. Finally, you can keto without the calories.

After being forced out of high-powered executive jobs in the food industry for refusing to approve products that could harm customers, Z0Cal's founders channeled their experience in foods to develop truly healthy and delicious products.

Our founders set out to prove that you do not have to feel punished to embark on a healthy lifestyle. We developed our proprietary, all-natural platform and launched frozen desserts that truly taste great and fit any diet. With our products and high growth potential, we hope to upend food myths and bring joy with our desserts to every freezer.



StartEngine Owners 10% Bonus program. For details on this program please see the Offering Summary section below.

$500+
Investment

Tier 1 perk

($500+) A Gift-Pack of 6 pints of ou delicious ice creams

$1,000+
Investment

Tier 2 perk

($1000+) A Gift-Pack of 6 pints of c delicious ice creams + a Limited ec silver-plated engraved spoon to er with

$5,000+
Investment

Tier 3 perk

($5,000+ 5% bonus shares) 12 pint Cream Sampler + Founder Call: Re Gift-Pack of 12-pint ice creams + a plated engraved spoon to enjoy it a Personal Thank you

$10,000+
Investment

Tier 4 perk

($10,000+ 5% bonus shares) Becon Influencer! Receive a special disco code for 10% discount that your sc media followers can use and you g cash back. See more terms below.

$25,000+
Investment

Tier 5 perk

($25,000+ 10% bonus shares) Ahea the Pack + a Trip to Meet the team



the terms below.

$50,000+

Investment

Tier 6 perk

($50,000+ 15% bonus shares) Your Flavor!!: See more in the terms bel

THE PROBLEM

There are no frozen dessert options that fit virtually every diet

Not only are there limited ultra-low calorie and keto-friendly desserts that incorporate with diverse diets, but the current brands offering low calorie or low carb use funky ingredients that don't give the same delicious clean sweetness, scoop-straight-out-of-the-freezer texture and creamy mouthfeel found in traditional ice cream. Our founders wanted to create a product that could fit into anybody's lifestyle.

While there are other brands offering low-calorie and low-sugar treats, there are no other products that can boast a guilt-free treat made from natural ingredients.



BY THE NUMBERS

BRAND	Halo Top	ZOCal	Häagen-Dazs	Rebel
CALORIES Per Pint	280	60	1000	520
GRAM SUGAR Per Pint	24	0	80	0
NET CARBS Per Pint	24	8	84	5
SUGAR ALCOHOLS	YES	NO	NO	YES

Chart was prepared by management through internal research.

THE SOLUTION

A plan, a pint, and the future of ice cream

We wanted to create a whole new category in the industry where ultra-low calorie, sugar, fat and net carb ice cream is both indulgent and good for you. We did not just wanna be a low calorie ice cream. We created a true, universal, full taste, eat anytime, worry free, no-need-to-do-the-math, fit every lifestyle, DIET ice cream

anytime, worry free, no-need-to-do-the-math, fit every lifestyle, DIET ice cream similar to what a coke zero-calorie is to coke, but all natural and better tasting. Not only have we created delicious offerings to cover virtually every ice cream flavor and diet from plant-based to no-allergen, but we have also built a proprietary recipe platform SHAPING THE FUTURE of ICE CREAM.



Our platform allows us to produce any type of frozen desserts - from rich ice cream to light frozen yogurt, and from pints to novelties. Our products use all-natural, familiar ingredients such as real milk, real sugar, and real chocolate. We do not use sugar alcohol or artificial ingredients like many of our competitors do. Our frozen treats have much lower calories, fat, sugar, and net carbs than all the others on the market, all crafted in-house with our cost-efficient equipment.



Rich Ice Cream



Light Frozen Yogurt



Light Sorbet



Light Fruit Bars



Natural Ingredients



NO
Sugar Alcohol

NO
Artificial
Ingredients

Zero-gram
Lactose

Low
Saturated Fat

Low
Cholesterol

Low
Sodium

Here's the scoop on America's favorite frozen treat

All around the world, ice cream will always be a household favorite. That's proven through market research conducted on the frozen dessert industry. In fact, the average U.S. consumer consumes about 23 pounds of ice cream each year (source). In 2020, the U.S. Ice Cream Market is set at $13.7 billion, while plant-based and healthy ice creams grow in popularity (source).



average U.S. consumer consumes about

23 pounds of ice cream

each year

2020 U.S. ice cream Market

13.7 BILLION


Plant-based
Healthy

OUR TRACTION

Overcoming rocky roads, indulging in rapid distribution growth

Within three months of launch, we have expanded to bi-coastal sales. Our sales velocities have been great, with stores selling 10 to 30 units per store per week and some flavors selling out in days. In a short period even with COVID-19, we've grown our sales and through this global crisis, we have persevered with a rapid distribution growth.


6 Months
of launch
Bi-Coastal Sales
up to
50 Units /Store
per week

Our customers are WOW'ed by our creamy, indulgent, clean sweet treats, scoop right out of a freezer and keep coming for more. Our repeat sale rate has exceeded our expectations, reaching up to 6x within 10 days of ordering. Since our products are available for purchase online, we've had excellent online conversion and reach rates with little marketing spend.
























Repeat Sales

6x within **10 Days**

Upon launch, our distinct flavors and product offerings have recently been featured in Food Business News, Yahoo Finance, Donna Drake Show on CBS, STAC3D, Spoon University, Trend Hunter, HYPE Magazine, Fruit Processing, Food Packaging and Progressive Grocer.



Featured in

Food Business News
STACK3D
SPOON UNIVERSITY
The Donna Drake Show
yahoo! finance
TRENDHUNTER FIND BETTER IDEAS, FASTER
WWW.THEHYPEMAGAZINE.COM HYPE MAGAZINE
Progressive GROCER

WHAT WE DO

Ultra-Low calories, twenty mouthwatering flavors

We currently make ice creams, sorbets and fruit bars prioritizing all-natural ingredients at ultra-low or zero calories. Our recipes are developed by award-winning food scientist Dr. Jareer Abu-Ali and are a pioneering line of zero-calorie and ultra-low calorie desserts.




All Natural
CALORIES: 10
SUGAR: 0g

Inspired by travel and pure food joy, we have 20 product offerings such as our signature Z0Cal Ice Cream including rich Double Chocolate, creamy Cookies&Creams, decadent Waffle Cone Caramel and our latest delectable offering S'Mores. In addition to our ultra-low dairy ice creams, we offer a wide

offering S'Mores. In addition to our ultra-low dairy ice creams, we offer a wide variety of delicious plant-based, vegan and no-allergen treats from plant-based, no-allergen, light ice creams that come in flavors such as Creamy Coffee and Vanilla Chip to our refreshing and cool sorbets (Pineapple, Mango-Passionfruit and Guava), the ideal treats to beat the summer heat, to our four unbelievably smooth and zero-calorie, sorbet bar flavors including Strawberry Lemonade, Blueberry Acai, Orange Creamsicle and Passion Fruit.

Z0Cal is a treat like no other in its commitment to using real, high-quality ingredients such as whole milk, real fruit, and the rare sugar allulose.



THE BUSINESS MODEL

Ice cream churned in house, enjoyed nationwide

Our business model is straightforward and effective, with little marketing cost. We create and package our premium desserts in house and ship them across the U.S. We currently produce sorbet bars with MSRP $5.99 for a jar of 5, ice cream at $6.49 per pint, and popsicles at $6.49 for a box of 5.

Our products are then sold online directly through our website. Since our recent launch, we have quickly expanded to bi-coastal distributors that sell our products on top of our online sales.

  MSRP



$5.99
for a jar of 5
$6.49
per pint
$6.49
for a box of 5

HOW WE ARE DIFFERENT

The secret's in the ingredients



Customers are wowed by the creamy, rich, dense and flavorful feel of our products. They never expect ice cream with no filler, little sugar, fat, and carbs to actually taste amazing. Similar products can taste icy and are full of chemicals - but not ours. So, how did we make these satisfying treats?

The short answer is that we observe and emulate the work of nature.

The long answer is years of work, investment, failure and stress-eating to develop our proprietary TBIC (The Best Ice Cream) Recipe Platform.



TBIC
THE BEST ICE CREAM

For example, let's take the strawberry.

Each berry is 90-95% water, along with natural sugars that make up its distinct flavor. We're able to extract this natural sugar **allulose**, allowing us to deliver on the bright taste, texture and mouthfeel without any shortcuts. Allulose is a true sugar that our body ignores without converting it to calories or triggering our glycemic response.

TBIC and allulose make it possible for Z0Cal to create clean, sweet desserts with all the health benefits and none of the unnecessary calories and chemicals.



THE VISION

Ice cream, reimagined

We aspire to be the best selling ice cream brand in the world, carried by our flexible recipe platform that transforms traditional frozen dessert. Our baseline manufacturing platform carries all the characteristics of standard ice cream production but uses a significantly less carbon footprint through fewer unit operations and start-up costs than other brands out there. This versatile platform makes it easier to expand nationally and internationally with better margins at scale.

We want to use and expand our production platform for all health-conscious food products on the market today. We want our current system and foundation to be used as a nucleus in creating a global, healthy frozen dessert conglomerate by acquiring smaller brands.



Expand to


ZOCal

All Healthy-conscious Food

Global

Healthy Frozen Dessert

OUR LEADERSHIP

Decades of food industry experience with an entrepreneurial drive

Our strength comes not just from our Ph.D.'s and decades of work in the food industry, but also from being experienced entrepreneurs and by learning from our failures. As we reinvent ice cream, we pride ourselves in being able to adapt to the growing market around us that values health and high-quality above all.

We have a board of award-winning leaders in business and academia with experience in small dessert brands as well as large corporations. Our team is eager and motivated to elevate our brand to global retailers and thousands of stores around the world, revolutionizing frozen desserts everywhere.



Dr. Jareer M. AbuAli

CEO/ General Manager





Dr. Puntarika Ratanatriwong

Director R&D/ QA

Tyer Thompson

Sales Manager

WHY INVEST

A sugar rush of launch traction and promising market growth

Since launching our flagship product lines in 2020, we see a sugar rush of sales growth and demand for our frozen desserts in the U.S. and internationally. As the global market for ice cream continues to grow and the desire for healthy dessert options grows with it - our unique, taste-tested products stand out ahead of the curve.

We began distributing ice cream and sorbet bars during COVID-19, and even so, we've seen our sales grown and with occasional high repeat purchase rates.

We're looking to grow our brand to meet these increasingly high demands. We want to build partnerships beyond our current bi-coastal reach, easily distributing our products in all 50 states. We want to secure international distributors, fulfilling our mission of transforming food culture around the globe and making a real difference one pint at a time.



ZØCal
CALORIES: 15

ZØCal
Facts Per Serving
CALORIES: 10
SUGAR: 0g

ZØCal
Facts Per Serving
CALORIES: 25
SUGAR: 1g
NET CARBS: 5g

ZØCal
CALORIES: 15
SUGAR: 0g




In the Press

     



SHOW MORE

Meet Our Team



Dr. Jareer M. Abu-Ali

CEO and Chairman of the Board

Dr.Abu-Ali is an award winning executive with decades of experience in the food industry helping launch numerous successful global brands.





Dr. Puntarika Ratanatriwong

Director of R&D and QA / Board of Director

Dr.Rika is outstanding scientist and product developer with numerous international awards and decades of experience in the food industry.



Tyler Thompson

Sales Manager

Mr.Thompson is a veteran of the food industry with decades of experience and proven track record working with top brands.



Mr. Rajesh Naidu

Board Director

Mr.Rajesh Naidu has long decades of experience of being a business owner, leader and advisor with a proven track of success in many businesses.





Douglas Clayton

Observer Board Director and Board Secretary

Douglas Clayton is founder and CEO of Leopard Capital and Leopard Ventures. He created and launched the first private equity funds for Cambodia and Haiti, which together raised $54 million and made 16 investments. Earlier in his career Douglas held senior executive positions at CLSA and Indosuez WI Carr, managing equities teams in Southeast Asia and Latin America. In 1999 Douglas founded Abacus Equity Partners which arranged several landmark private equity investments in Thailand. He was appointed Technical Advisor to the Director-General of Cambodia's Securities & Exchange Commission during the creation of the Cambodia Securities Exchange.

Offering Summary

Company : Z0cal Inc

Corporate Address : 16321 Gothard St. STE C, Huntington Beach, CA 92647-8026

Offering Minimum : $9,999.99

Offering Maximum : $249,999.75

Minimum Investment Amount (per investor) : $299.88

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares

Minimum Number of Shares Offered : 15,873

Maximum Number of Shares Offered : 396,825

Price per Share : $0.63

Pre-Money Valuation : $4,106,677.68

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Offering maximum.

In reliance on this relief, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer, in setting the offering maximum of $250,000.

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 +) A Gift-Pack of 6 pints of our delicious ice creams

Tier 2 perk - ($1000 +) A Gift-Pack of 6 pints of our delicious ice creams + a Limited edition silver-plated engraved spoon to enjoy it with

Tier 3 perk - ($5,000+ 5% bonus shares) 12 pint Ice Cream Sampler + Founder Call: Receive a Gift-Pack of 12-pint ice creams + a silver-plated engraved spoon to enjoy it with + a Personal Thank you call from our founder

Tier 4 perk - ($10,000+ 5% bonus shares) Become an Influencer! Receive a special discount code for 10% discount that your social media followers can use and you get 5% cash back from every purchase they make using your code! as well as Receive a Gift-Pack of 6-pint ice creams with a gold-plated engraved spoon to enjoy it with!

Tier 5 perk - ($25,000+ 10% bonus shares) Ahead of the Pack + a Trip to Meet the team: Receive a shipment of new flavor and product launches 2 weeks before Launch, Always be one step ahead! Receive two Gift-Packs of 6-pint ice creams + a gold-plated engraved spoon to enjoy it with! On top of that, get a trip to meet our team in Surf City aka Huntington Beach, CA (15 miles from Disneyland and 5 min from the beach). Trip includes airfare for 2 and 2-night accommodation (available only for travel within the continental United States).

Tier 6 perk - ($50,000+ 15% bonus shares) Your Own Flavor!!: We will create a limited edition Flavor inspired by you and Name it after you, become Immortalized in Ice Cream! Receive a 4 Gift-Packs of 6-pint ice cream with a gold-plated engraved spoon to enjoy it with!

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

70Cal Inc. will offer 10% additional bonus shares for all investments that are committed by investors

Z0cal Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stocks at $0.63/ share, you will receive and own 110 shares for $63. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Z0cal Inc to get notified of future updates!

Comments (28 total)

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Daniel Pietrowski 1 INVESTMENT INVESTED 3 days ago
Dear Z0Cal team,

highly impressed by your product and vision!

Do you please have a short investor presentation or can tell me where to download it?

many thanks,
Dan

Z0Cal Team - Z0cal Inc 3 days ago
Hi Dan

Thank you for your support. Because of the nature and regulations of these offerings , we can only provide the information provided in the offering itself which has been vetted to make sure its compliant with all regulations by the StartEngine team. The offering here contains all the info in our investor presentations anyway. If you had any specific questions, I can do my best to answer them.

Best Regards

Robert Misita SE OWNER 7 INVESTMENTS 4 days ago
Placed an order for 5 pints yesterday - looking forward to trying the product - if they taste as good as some have said, I'll be an investor.

Z0Cal Team - Z0cal Inc 4 days ago
I hope you enjoy it

Brett Rimkus SE OWNER 8 INVESTMENTS INVESTED 5 days ago
Hi. Looks like an interesting product. What is the ownership of Tangent Foods Intl, the largest shareholder of z0cal? I'm assuming there are some related parties there, but detail of that would be appreciated to understand who my co-owners would be.

Z0Cal Team - Z0cal Inc 5 days ago
Hi Brett
TFI is majority owned and controlled by our founder and the other officers listed in the offering, additionally they have a VC fund partner (SLABC Pty LTD) out of Singapore

---

Robert Misita SE OWNER 7 INVESTMENTS 5 days ago
Can you please share the relationship between z0cal and https://www.newdirectionfoodsus.com/ ? And https://www.thecuriouscreamery.com/ ?

Also I found there was an unrelated previously adjudicated court case of JAREER ABU-ALI v. PINNACLE FOODS GROUP, LLC -- are any officers of z0cal current parties to any outstanding suits ?

Z0Cal Team - Z0cal Inc 5 days ago
Forgot to add, the curious Creamery is a brand owned by NDF owners, its unrelated to Z0Cal

Z0Cal Team - Z0cal Inc 5 days ago
Hi Robert

NDF is a separate company owned by the founders of Z0Cal (affiliate), it has no ownership in or part of Z0Cal other than acting as our co-packer. None of the officers or parties of Z0Cal are party to outstanding lawsuits. The lawsuit you refer to is whistleblower lawsuit

Z0Cal are party to outstanding lawsuits. The lawsuit you refer to is whistleblower lawsuit our founder brought against pinnacle that has long been settled. Our Founder is proud of what he did in being honest and doing the right thing and protecting consumers at the expense of losing a stellar career and a high paying job for refusing to "just play ball" as his superiors asked him to do (feel free to read the details of the suit; its online), we are proud as well and refer to his career change early in our offering page without too much detail though because we didn't want to distract from the offering or have people invest out of sympathy or anything like that for a matter long in the past, we believe the offering stands on its own

---

Robert Misita `SE OWNER` `7 INVESTMENTS` 5 days ago

I'm a huge fan of ice cream as are so many people so this is intriguing for sure.
Just did some cursory research on Allulose - interesting how even though it's a natural sweetener the FDA is not requiring it to be shown in the sugars on labels (although still showing in net carbs).
To me, the opportunity here is a quick ramp capitalizing on the novelty and nutritional labeling advantage of Allulose followed by an exit (similar to Halo top which was purchased for a likely $1.5-2B by Wells late last year). Is that the goal ? That would be a 500x exit based on this $4M valuation offering. But Halo top had first mover advantage whereas now the segment is very competitive. Since the product already exists - and you're selling it, can you please share your best case and worst case sales projections for the next few years - both online and instore distribution channels. Can z0cal get to $100M in annual revenue within 5 yrs ?
If possible - can you give a some detail around your planned cost per new customer acquisition ?
Repeat customer sales are awesome - but do you have any longer term data than just 10 days ?
Do you have any intellectual property (patents, etc) that prevent the 'big boys like Breyers etc from jumping on the Allulose trend ?
Can you shed some light on the intended use of the funds ? Marketing ? Inventory ? Are you planning to subsidize any influencers (other than $10k+ investors) by offering affiliate codes to drive adoption ?
I would love to have legitimate reasons to invest - as a serial entrepreneur myself, I need more than the grand overview to do so - I am waiting for some quantifiable info.
Thank you - I look forward to your updates.

Z0Cal Team *- Z0cal Inc* 5 days ago

Hi Robert

Thank you for reaching out and your interest. Great analysis regarding Halo Top and the exit and return opportunities available in our category, our own forecasts show similar behavior though we don't share them because like all forecasts they remain projections, regardless of how solid we feel then to be, and we want potential investors to make their decision based on their evaluation of current facts and believe in the potential of the concept since we are a young company. We don't see ourselves as a low calorie ice cream (though stay tuned on that front For big things) but we are actually a new category on to our own. We are indeed the first movers and only player today in the Ultra-lite category where we are able to achieve the lowest calories, sugar, fat and net carbs possible in the ice cream and frozen dessert segment (can't go below Zero) while using real ingredients and producing great tasting products. We view our trajectory as an absolute diet product similar to a Diet Coke or Coke Zero where the effectiveness and appeal are separate from any diet the consumer is or is not on; you can consume our products any time without worry similar to how you can have a Diet Coke at any time without worrying or thinking about it, this allows ultimately to reach a much wider audience and customer. We can make these great product because of our proprietary TBIC Formulation platform created over years, Allulose is simply the fuel used in that today; you can not make our products by just using standard ice cream recipes and swapping out the sugar with Allulose.
The platform is about much more than great taste and nutrition, it also has a massive benefit on the back end with up to 35% less manufacturing cost and unit operations at scale. The products we believe are more stable to both quality changes and supply disruptions. At scale, we project our margins to be significantly better than standard ice cream which will help us fund marketing and customer outreach and accelerate growth. Today we do not pay any influencers, in fact many pay for their own products and all the reviews you see on our Instagram are from influencers reaching out to us. We do give affiliate codes to some of our influencers and plan to expand the program as our resources grow. We believe this is the future of ice cream. Our team has decades of experience in the industry and we have learned from not only from our successes but also from our failures and are focused today on getting the product in more people's hands because then the

product itself takes care of converting them to repeat customers

Best Regards

Jacqkis Davis `9 INVESTMENTS` `INVESTED` 8 days ago
Thank you for the quick reply! Is the brand Reveri a big competitor for your company? If so or not, how does your brand differ?

> **Z0Cal Team** **- Z0cal Inc** 8 days ago
> Hi
>
> No it's not, I actually had never heard of it till you mentioned it. Looking at their website, they seem different in all aspects other than an emphasis on all natural ingredients and better for you products. They are much higher (4-9 times higher) in calories, sugar, fat and net carbs. Their products appear to be a combination of fruits, nuts, beans and fiber while we tend to use more traditional ice cream ingredients with the distinction of using our technology to either use a fraction of the dairy (up to 20x less) than high cal ice cream for our dairy products or no dairy for our plant based products. They seem to exclude some allergens where as we remove all top eight of them in our no-allergen and sorbet products and most in our dairy products. Looking at their ingredients and from our experience in the business, I would imagine our profit margins would be higher if they are priced in line or even slightly higher than traditional ice cream and frozen desserts. I don't know what they taste like but our products taste like traditional ice cream even though they have little or no fat (you really have to taste them to believe it). I don't know their price point but we target in line pricing in stores with traditional ice creams (the price is higher on line due to the cost of fulfillment). You can visit our website (www.zocaliceram.con) to learn more. We are a new category of products in ourselves as the first and currently, to the best of our knowledge, only player in the Ultra-Lite segment. Just as Halo-Top started the low-calorie ice cream segment we hope to turn the Ultra-lite segment into the future of ice cream (once you have had a chance to try the products you will hopefully understand why we are bullish on that)

Jacqkis Davis `9 INVESTMENTS` `INVESTED` 9 days ago
What is the revenue for the business? I couldn't find it in your forms listed. Also, can you provide the net loss for the company as well if you don't mind me asking?

> **Z0Cal Team** **- Z0cal Inc** 9 days ago
> Hi:
>
> We filed the financials including the revenue with SE and hopefully they will publish them soon (they review for format), so I am not sure if I can cite numbers while they review but I will say that the net loses are what is expected for new startupS as you have one time expenses, were within budget and were covered By founders initial investment

---

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